Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

*SEE IMPORTANT NOTES AT END OF RELEASE

FOR IMMEDIATE RELEASE

Expedia, Inc. Reports Record First Quarter Financial Results

•	Quarterly gross bookings of $1.80 billion, up 63% year-over-year

•	Net revenue of $198.8 million, up 71% year-over-year

•	Net income of $26.9 million, or 20 cents per share, versus 5 cents per share a year ago

•	Pretax adjusted earnings of $59.4 million, or 45 cents per share, versus $33.0 million, or 27 cents per share a year ago

•	Adjusted earnings of $39.5 million, or 30 cents per share, versus 20 cents per share a year ago

•	Operating cash flow of $209.4 million

BELLEVUE, Wash.—May 1, 2003—Expedia, Inc. (NASDAQ: EXPE) today announced gross bookings of $1.8 billion and net revenue of $198.8 million for the first quarter ended March 31, 2003. Gross bookings rose 63% year-over-year and net revenue rose 71%.

The company reported net income for the quarter of $26.9 million, or 20 cents per diluted share, on 132.0 million shares, more than quadrupling net income of $6.6 million, or 5 cents per diluted share, for the year-ago period. Pretax adjusted earnings were $59.4 million, or 45 cents per share, versus $33.0 million, or 27 cents per share. Adjusted earnings were $39.5 million, or 30 cents per share, compared with $24.3 million, or 20 cents per share. EBITA rose to $57.1 million, or 43 cents per share, from $30.5 million, or 25 cents per share.

Adjusted earnings exclude non-cash marketing expenses resulting from USA Interactive in-kind marketing contributions, USA Interactive merger-related expenses and non-cash charges for amortization of intangibles and equity compensation.

“Like other companies in the travel industry, our business was affected by war-and terrorism-related concerns during the quarter,” said Erik Blachford, president and CEO of Expedia. “However, our diversified business model and strong customer service ethic allowed us to continue to build our business. In addition, we demonstrated our ability to manage expenses in an uncertain environment, which contributed to our strong earnings.

“While bookings in late March and early April were adversely affected by the war, our bookings through April suggest that the company is tracking well against our budgeted revenue communicated last quarter,” said Mr. Blachford. Expedia estimates that war and terrorism-related concerns reduced gross bookings in March by about $75 million.

“Expedia has seen a very strong start to 2003,” said Greg Stanger, senior vice president and CFO. “In addition to our 71% revenue growth, we are enjoying significant progress in our packages business, which grew 137% and represented 30% of revenue in the quarter. These results led to record earnings and to operating cash flow of $209.4 million.”

First Quarter Financial and Operating Highlights

In the first quarter, merchant revenue more than doubled year-over-year to $116.7 million on increased revenue from Expedia® Special Rate hotels and the growth in Expedia’s worldwide packages business.

Expedia reports revenue and earnings for first quarter – 2

“We sold our millionth package in the month of April,” said Mr. Blachford. “An increasing number of our customers recognize the savings and convenience of purchasing the whole trip together, and are finding our flexible technology meets their needs. We will continue to improve the functionality of our dynamic packaging platform, which we believe will further drive our package sales going forward.”

Average daily room rates increased sequentially and year-over-year due to an increase in rooms sold in higher-cost venues, such as Hawaii, Europe, Mexico and the Caribbean. The company reported 3.5 million total hotel room-nights stayed in the quarter, including 2.8 million merchant room-nights.

Agency revenue, which is primarily derived from the sale of stand-alone and package airline tickets, rose 50% year-over-year to $77.9 million on a 49% increase in agency gross bookings.

International revenue from European and Canadian sites rose 156% year-over-year, with strong growth in all locations.

Gross profit rose 77% year-over-year to $143.0 million while gross margin increased to about 72%. Expedia finished the quarter with $771.4 million in cash and short-term investments compared with $584.0 million in cash and short-term investments at the end of 2002. In addition, the company repurchased $25.0 million of common stock, or 816,186 shares, at an average price of $30.63 per share, adjusted for the 2-for-1 stock split, which was effective March 10, 2003.

Merger agreement with USA Interactive

During the quarter, Expedia’s board of directors approved a merger transaction with USA Interactive (NASDAQ: USAI) under which USA will purchase the shares of Expedia it does not already own. The transaction requires majority approval of the Expedia shares outstanding; however, USA controls a majority of such shares, assuring shareholder approval. The transaction is expected to be completed this summer.

Recent Operating Highlights:

•	Expedia topped the online travel category in the American Customer Satisfaction Index™ (ACSI) ranking of e-commerce sites. Produced through a partnership of the University of Michigan Business School, the American Society for Quality (ASQ), and the international consulting firm, CFI Group, the ACSI measures household consumer experiences and tracks trends in customer satisfaction.

•	Expedia continued to garner media accolades in the quarter. Consumer Reports updated its online travel report, naming Expedia as a “best in category” travel website, and concluding that Expedia has the best disclosure in its category. Forbes Magazine named Expedia a “Best of the Web” winner, noting that Expedia is “easy to use and packed to the gills with services and rich content.”

•	As part of its commitment to customer service, Expedia introduced two convenient automated sources of information: an online FAQ wizard that helps travelers quickly and easily find answers to their travel questions and Interactive Voice Response (IVR) technology that lets travelers automatically reconfirm their itineraries.

•	Expedia and Ticketmaster worked together to make NBA and NHL tickets for 17 teams available on Expedia during the winter season.

•	Expedia announced an agreement with Six Continents Hotels to provide Expedia consumers with greater access to the more than 3,300 hotels in the Six Continents Hotels network, including InterContinental Hotels & Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn and Holiday Inn Express hotels. In addition, Expedia and Hilton Hotels Corporation signed an agreement to provide Expedia customers with greater access to the company’s owned, managed and franchised hotel portfolio, which includes Hilton, Doubletree, Embassy Suites Hotels, Hilton Garden Inn, Hampton Inn and Homewood Suites by Hilton hotels.

Expedia reports revenue and earnings for first quarter – 3

About Expedia, Inc.

Expedia, Inc. (NASDAQ: EXPE) is the world’s leading online travel service and the eighth largest travel agency in the U.S. Expedia’s award-winning Expert Searching and Pricing (ESP) technology delivers the most comprehensive flight options available online. ESP also allows customers to dynamically build complete trips that combine flights, Expedia Special Rate hotels and other lodging, ground transportation, and destination activities. Expedia operates Classic Custom Vacations, a leading wholesaler of premiere vacation packages to destinations such as Hawaii, Mexico, Europe and the Caribbean; and Metropolitan Travel, a corporate travel agency. Travelscape, Inc., wholly owned by Expedia, also operates as WWTE™, bringing complementary cross-sell and dynamic packaging booking functionality to third parties on a private-label basis. Expedia is a majority-owned subsidiary of USA Interactive (NASDAQ: USAI).

Notes on Attached Exhibits

•	Exhibit 1 outlines the three months ended March 31, 2003, consolidated Statements of Operations for Expedia, as compared with the prior-year numbers, including a reconciliation of non-GAAP financial measures to the comparable GAAP measures.

•	Exhibit 2 presents a consolidated balance sheet for Expedia.

•	Exhibit 3 presents a consolidated cash flow statement for Expedia.

•	Exhibit 4 outlines key operating metrics for Expedia and its subsidiaries.

Expedia management believes that the presentation of the non-GAAP pre-tax and after-tax “adjusted earnings” in this press release and the exhibits to this press release are meaningful to investors because they provide a measure of the cash-generating nature of the on-going business by removing non-cash items that do not reflect actual cash expenditures, or by removing items that are non-recurring in nature and therefore don’t represent the on-going costs of doing business. Internally, Expedia management uses the adjusted earnings measures for the same purpose. Expedia believes that the presentation of EBITA in the exhibits to this press release is meaningful because it provides investors with a widely-accepted measure of performance that allows investors to make comparisons across companies and industries. A reconciliation of adjusted earnings and EBITA to GAAP net income is provided in Exhibit 1.

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This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or comparable terms. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including final adjustments made in closing the quarter and those identified in the company’s filings with the SEC.

Expedia, the airplane logo and Classic Custom Vacations are either registered trademarks or trademarks of Expedia, Inc. in the U.S., Canada and other countries. The names of actual companies and products mentioned herein may be trademarks of their respective owners.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, USA Interactive and Expedia will file a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus (when it is available) and other documents containing information about USA Interactive and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of USA Interactive’s filings may be obtained by directing a request to USA Interactive, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

For investor information about Expedia, Inc.:

Marj Charlier, Director of Investor Relations, (425) 564-7666

or call our Investor Relations team at (425) 564-7233

For more information, press only:

Darcy Bretz, Edelman Public Relations, (312) 240-2619

darcy.bretz@edelman.com or visit http://expedia.com/daily/press

Exhibit 1

Statements of Operations

Expedia, Inc.

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31, 2003 (A)				Three Months Ended March 31, 2002 (A)
	GAAP	Adjustments		Adjusted	GAAP (I)	Adjustments		Adjusted
Revenues:
Merchant (B)	$116,741			$116,741	$57,650			$57,650
Agency	77,855			77,855	51,741			51,741
Advertising and other	4,164			4,164	6,615			6,615

Total revenues	198,760			198,760	116,006			116,006

Cost of revenues:
Merchant	30,677			30,677	14,793			14,793
Agency	24,504			24,504	19,503			19,503
Advertising and other	533			533	848			848

Total cost of revenues	55,714			55,714	35,144			35,144

Gross profit	143,046			143,046	80,862			80,862

Gross profit %	72.0%			72.0%	69.7%			69.7%

Operating expenses:
Product development	10,964			10,964	8,727			8,727
Sales and marketing	62,465	(3,004	)(C)	59,461	34,836	(1,488	)(C)	33,348
General and administrative	15,499			15,499	8,241			8,241
Amortization of intangible assets	4,552	(4,552	)(D)	—	8,768	(8,768	)(D)	—
Recognition of stock-based compensation	7,681	(7,681	)(E)	—	1,606	(1,606	)(E)	—

Total operating expenses	101,161	(15,237)		85,924	62,178	(11,862)		50,316

Income from operations	41,885	15,237		57,122	18,684	11,862		30,546
Net interest income and other	2,562			2,562	2,683			2,683
Share of joint venture net loss	(242)			(242)	(247)			(247)
USA merger-related expense	(2,002)	2,002	(F)	—	(9,860)	9,860	(F)	—

Pretax income	42,203	17,239		59,442	11,260	21,722		32,982
Provision for income taxes	(15,337)	(4,610	)(G)	(19,947)	(4,614)	(4,066	)(G)	(8,680)

NET INCOME	$26,866	$12,629		$39,495	$6,646	$17,656		$24,302

Net interest income and other				(2,562)				(2,683)
Share of joint venture net loss				242				247
Provision for income taxes				19,947				8,680

EBITA (H)				$57,122				$30,546

Pre-tax income per share:
Basic				$0.50				$0.30

Diluted				$0.45				$0.27

NET INCOME per share:
Basic	$0.23			$0.33	$0.06			$0.22

Diluted	$0.20			$0.30	$0.05			$0.20

EBITA per share:
Basic				$0.48				$0.28

Diluted				$0.43				$0.25

Weighted average # of shares outstanding:
Basic	118,316			118,316	108,558			108,558

Diluted	132,028			132,028	122,848			122,848

(A)	The financial results presented for the period ended March 31, 2002 includes the operations of Classic Custom Vacations for 22 days as the acquisition occurred on March 9, 2002. Also, the financial results for the period ended March 31, 2003 includes the operations of Metropolitan Travel Inc. acquired July 13, 2002 and Newtrade Technologies Inc. acquired October 28, 2002.

(B)	Merchant amounts are reported on a net basis.

(C)	Non-cash marketing expense resulting from contribution by USA Interactive, Inc.

(D)	Amortization of acquired intangible assets.

(E)	Non-cash stock-based compensation expense.

(F)	Costs associated with the USA Interactive, Inc. exchange offer.

(G)	The tax effect is computed by using Expedia’s effective statutory rate of 35.5% and applying it to the portion of the adjustments that are deductible for Federal income tax purposes. As a result, the amortization of intangibles associated with the Travelscape and VacationSpot acquisitions, the stock-based compensation associated with the Microsoft options that converted to Expedia options upon our initial public offering, along with the USA merger-related expenses, are not included in the calculation of the tax effect.

(H)	Adjusted EBITA is defined as adjusted net income minus net interest income and other; and plus, (1) adjusted provision for income taxes and (2) share of joint venture net losses.

(I)	In April 2003, Expedia became aware of an error in the computation of amortization of stock-based compensation related to some of the unvested Microsoft options which converted to Expedia options on the completion of the initial public offering. The restatement had no impact on adjusted earnings and EBITA, and the increase in GAAP net income is as follows:

	Three Months Ended March 31, 2002
	GAAP Reported	GAAP Restated	Increase
Net income	$5,715	$6,646	$931

Net income per basic share	$0.05	$0.06	$0.01

Net income per diluted share	$0.05	$0.05	$—

Exhibit 2

Condensed Consolidated Balance Sheets

Expedia, Inc.

(in thousands)

(unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$269,641	$218,219
Marketable securities	501,806	365,790
Accounts receivable, net	41,773	35,741
Prepaid merchant bookings	30,505	12,435
Prepaid expenses and other current assets	19,334	12,667

Total current assets	863,059	644,852

Property and equipment, net	30,782	30,368
Restricted deposits and other assets	17,307	15,739
Goodwill, net	124,202	124,286
Intangible assets, net	40,182	44,668

Total assets	$1,075,532	$859,913

LIABILITIES
Current liabilities:
Accounts payable	$67,804	$39,159
Accrued expenses	206,650	180,628
Deferred merchant bookings	270,202	149,348
Unearned revenue	5,048	4,772

Total current liabilities	549,704	373,907

STOCKHOLDERS’ EQUITY
Common stock	505	488
Class B common stock	690	690
Stockholder warrants	77,839	77,839
Additional paid-in-capital	534,848	500,839
Contribution from parent	95,443	95,443
Contribution receivable from parent	(59,230)	(62,234)
Unearned stock-based compensation (A)	(550)	(1,564)
Retained deficit (A)(B)	(126,473)	(128,328)
Accumulated other comprehensive income	2,756	2,833

Total stockholders’ equity	525,828	486,006

Total liabilities and stockholders’ equity	$1,075,532	$859,913

(A)	In April 2003, Expedia became aware of an error in the computation of amortization of stock-based compensation related to some of the unvested Microsoft options which converted to Expedia options on the completion of the initial public offering. The effect of the restatement was to decrease the December 31, 2002 unearned stock-based compensation by $3.1 million and to increase retained deficit by $3.1 million.

(B)	The repurchase of common stock is recorded to the retained deficit account.

Exhibit 3

Condensed Consolidated Cash Flow Statements

Expedia, Inc.

(in thousands)

(unaudited)

	Three months ended
	March 31, 2003	March 31, 2002
Operating activities:
Net income (A)	$26,866	$6,646
Adjustments to reconcile net income to net cash provided by operating activities (A)	37,756	30,586
Cash provided by changes in operating assets and liabilities, net of acquisitions	144,804	82,614

Net cash provided by operating activities	209,426	119,846

Investing activities:
Purchase of marketable securities, net	(136,185)	—
Additions to property and equipment, net	(5,489)	(5,033)
Acquisition of companies, net of acquisition costs	—	(35,326)
Funding of investments and restricted deposits, net	(1,568)	(2,245)

Net cash used in investing activities	(143,242)	(42,604)

Financing activities:
USAI transaction related costs	(2,002)	(9,860)
Net proceeds from issuance of common stock and common stock warrants	—	48,087
Net proceeds from exercise of options	12,229	11,602
Repurchase of common stock	(25,012)	—
Repayment of notes payable	—	(8)

Net cash (used in) provided by financing activities	(14,785)	49,821

Effect of foreign exchange rate changes on cash and cash equivalents	23	(6)

Net increase in cash and cash equivalents	51,422	127,057

Cash and cash equivalents at beginning of period	218,219	238,374

Cash and cash equivalents at end of period	$269,641	$365,431

(A)	In April 2003, Expedia became aware of an error in the computation of amortization of stock-based compensation related to some of the unvested Microsoft options which converted to Expedia options on the completion of the initial public offering. The restatement has no effect on net cash provided by operating activities. The effect of the restatement was to increase March 31, 2002 net income by $0.9 million and to decrease “adjustments to reconcile net income to net cash provided by operating activities” by $0.9 million.

Exhibit 4

Key Operating Metrics

(In Thousands)

(unaudited)

	Three months ending					Year- over- year
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003
Gross Bookings
Total gross bookings (A)	1,107,000	1,335,000	1,466,000	1,380,000	1,802,000	63%

Agency gross bookings	797,000	937,000	1,042,000	1,002,000	1,190,000	49%
Merchant gross bookings (includes CCV) (B)	310,000	398,000	424,000	378,000	612,000	97%
CCV gross bookings (B)	18,000	82,000	67,000	42,000	74,000	311%

International gross bookings	85,000	94,000	138,000	123,000	195,000	129%
US gross bookings	1,022,000	1,241,000	1,328,000	1,257,000	1,607,000	57%

Additional metrics
Revenue from packages	$25,456	$41,527	$49,881	$46,912	$60,308	137%
Total room nights stayed	2,042	2,627	3,207	3,168	3,462	70%
Merchant room nights stayed	1,644	2,077	2,602	2,522	2,825	72%
Merchant hotel average daily rate (excludes CCV) (C)	$118	$120	$114	$119	$127	8%

Customers
Average monthly Media Metrix reach (D) (E)	11,242	12,161	12,615	11,392	n/a	n/a
Expedia.com conversion (F) (E)	5.8%	6.3%	6.7%	7.2%	n/a	n/a
Expedia new purchasing customers (G)	1,316	1,529	1,693	1,528	1,838	40%
Expedia cumulative purchasing customers (H)	7,610	9,139	10,832	12,360	14,197	n/a
Expedia quarterly unique purchasing customers (I)	1,874	2,217	2,492	2,355	2,707	44%

(A)	Gross bookings represents the total value of travel booked through the Expedia, WWTE sites, Classic Custom Vacations and Metropolitan Travel since acquisition.

(B)	Includes CCV gross bookings from March 9, 2002 onward.

(C)	Includes taxes and fees

(D)	Average monthly Media Metrix reach represents the unduplicated reach for the Expedia sites.

(E)	Q103 reach and conversion are incalculable because Media Metrix has informed us that its published numbers January and February were incorrect and will not be revised. Reach in the month of March was 15,567,000.

(F)	Conversion represents the monthly average Expedia.com unique monthly purchasers divided by the monthly average Media Metrix reach for the Expedia.com site.

(G)	Expedia new purchasing customers represents the number of new customers transacting through the Expedia sites in a quarter.

(H)	Expedia cumulative purchasing customers represents the cumulative number of customers that have ever transacted through the Expedia sites as of the end of a quarter.

(I)	Expedia quarterly unique purchasing customers represents the number of unique customers transacting through the Expedia sites over the course of a quarter.